ROPES & GRAY LLP
PRUDENTIAL TOWER	Adam M. Schlichtmann
800 BOYLSTON STREET	617-951-7114
BOSTON, MA 02199-3600	617-235-7346 fax
WWW.ROPESGRAY.COM	adam.schlichtmann@ropesgray.com

August 2, 2024

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E. Washington, D.C. 20549

Re: State Street Institutional Investment Trust (the “Trust”) (SEC File No. 333-30810 and 811-09819) Amendment Number 304 (the “Amendment”) to the Trust’s Registration Statement (the “Registration Statement”) on Form N-1A Filed on May 23, 2024, Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”)

Dear Mr. Cowan,

This letter provides the Trust’s responses to comments on the Amendment relating to the registration of State Street Federal Treasury Money Market Fund, State Street Federal Treasury Plus Money Market Fund and State Street Federal Government Money Market Fund (each a “Fund” and together, the “Funds”), each a new series of the Trust, under the Investment Company Act of 1940, as amended (the “1940 Act”) and the registration for offering of the Advantage Class of each Fund under the 1933 Act that Mr. Mark Cowan of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided by telephone to Adam Schlichtmann on July 15, 2024. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Prospectus

1.	Each Fund’s Item 9 disclosure appears to be identical to the Item 4 disclosure. Please revise the disclosure so that Item 4 is a summary of the disclosure contained in Item 9.

Response: The Funds have reviewed IM Guidance Update No. 2014-08 and believe that their Form N-1A Item 4 and Item 9 disclosure is consistent with the requirements of Form N-1A.

Statement of Additional Information

2.

Fundamental Investment Restriction 6 states “A Fund may not purchase any security if, as a result, 25% or more of the Fund’s total assets (taken at current value) would be invested in a particular industry … except as is consistent with applicable law from time to time and as follows: each Fund is permitted to invest without limit in “government securities” (as defined in the 1940 Act), tax-exempt securities issued by a U.S. territory or possession, a state or local government, or a political subdivision of any of the foregoing and bankers’ acceptances, certificates of deposit and similar instruments issued by: … (iii) foreign branches of U.S. banks (in circumstances in which the Adviser determines that the Fund will have recourse to the U.S. bank for the obligations of the foreign branch), and (iv) foreign branches of foreign banks (to the extent that the Adviser determines that the foreign branches of foreign banks are subject to the same or substantially similar regulations as U.S. banks).” While money market funds are permitted to reserve freedom to concentrate in the securities issued by the U.S. government or its instrumentalities, as well as deposit instruments in U.S. banks, the carve out in romanette (iv) of the quoted language appears to be too broad. Additionally, please supplementally confirm that romanette (iii) comports with Guide 19 of the guidelines accompanying the adoption of Form N-1A.[1]

Response: The Funds do not intend to make any changes in response to this comment. Guide 19 of the guidelines accompanying the adoption of Form N-1A, which has been rescinded, describes the limited circumstances under which, according to the staff of the Division of Investment Management, funds generally may have freedom of action to concentrate. Guide 19 provides further flexibility for money market funds, as compared to other funds, to reserve freedom of action to concentrate investments in government securities and certain bank instruments. Guide 19 called for a fund generally to state in its registration statement, among other things, whether it reserves freedom to concentrate investments in a particular industry or group of industries. Guide 19 stated that a fund relying on that guidance should include “additional disclosure in its Statement of Additional Information concerning the type and nature of the various instruments in which the registrant intends to invest and the criteria used by the registrant in evaluating and selecting such investments.” The language in romanettes (iii) and (iv) of Fundamental Investment Restriction 6 and in the paragraph immediately under Fundamental Investment Restriction 6 is intended to be responsive to the previously published staff guidance. Therefore the Funds do not intend to make any changes at this time.

3.

With respect to Fundamental Investment Restriction 6, please note that the Staff has taken the position that a fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the Funds will consider the concentration of its underlying investment companies when determining a Fund’s compliance with its concentration policies.

Response: The Trust is not aware of any requirement to “look through” a Fund’s investments in an investment company to the underlying holdings of the investment company for purposes of determining compliance with such Fund’s policy on concentrating its investments in any one industry.

[1]	See Investment Company Act Release No. 13436 (Aug. 12, 1983)

4.

Reference is made to the following disclosure “With respect to investment policy on concentration (number 6 above), a Money Market Fund may concentrate in bankers’ acceptances, certificates of deposit and similar instruments when, in the opinion of the Adviser, the yield, marketability and availability of investments meeting the Fund’s quality standards in the banking industry justify any additional risks associated with the concentration of the Fund’s assets in such industry.” Please change “may concentrate” to “may invest without limitation,” change the phrase “similar instruments” to “similar deposit instruments” (if true) and change “concentration of the Fund’s assets in such industry” to “investing without limit in such industry.”

Response: The Trust has reviewed the referenced disclosure and does not intend to make any changes in response to this comment.

5.	Reference is made to the disclosure in the Section titled PRICING OF SHARES—Negative Interest Rate Environments—Treasury Fund, Treasury Plus Fund, and Government Fund.

a.

Please add disclosure to the Funds’ prospectus regarding the potential use of share cancellation and the potential for conversion to a floating rate NAV money-market fund. See Money Market Fund Reforms; Form PF Reporting Requirements for Large Liquidity Fund Advisers; Technical Amendments to Form N-CSR and Form N-1, Investment Company Act of 1940 Release Nos. 33-11211, 34-97876, IA-6344, IC-34959 (June 11, 2024) (the “MMF Reforms”).

Response: The Trust notes that the following disclosure is included in the Funds’ prospectus and it has determined to not add additional prospectus disclosure at this time.

“Money Market Fund Regulatory Risk. Money market funds and the securities they invest in are subject to comprehensive regulations. The SEC has adopted amendments to money market fund regulation that, among other things, increase the daily and weekly liquid asset requirements (“Money Market Fund Reform”). Money Market Fund Reform permits government money market funds (such as the Funds), that are experiencing a negative gross yield as a result of negative interest rates, to either convert from a stable share price to a floating share price or reduce the number of shares outstanding (e.g., through a reverse stock split) to maintain a stable net asset value per share, subject to certain Board determinations and disclosures to investors. A Fund’s operations will be impacted as it comes into compliance with the Money Market Fund Reform. The SEC and other government agencies continue to review the regulation of money market funds and may implement additional regulatory changes in the future. The enactment of any new legislation or regulations impacting the money market fund industry could limit the Fund’s investment flexibility and reduce its ability to generate returns.” (emphasis added)

b.

The first paragraph of the referenced section includes discussion of certain actions the Trustees may take in a negative interest environment that are not specifically discussed in the MMF Reforms. Please revise the list to align with the MMF Reforms or explain the basis for such actions being included in the list.

Response: The disclosure in question refers to the reduction or suspension of dividends, which is not something that would need to be authorized by Rule 2a-7, or reducing a fund’s number of shares to maintain a stable NAV. The Trust has determined to not revise the disclosure at this time.

c.

In the second paragraph of the referenced disclosure please clarify that a Fund may use share cancellation only where a Fund’s Board determines that share cancellation is in the best interests of such Fund.

Response: The Trust acknowledges that Rule 2a-7 requires that the Board or its delegate make the requisite best interests determinations, however the Trust is not revising its disclosure at this time.

d.	With respect to the third paragraph, please clarify that where a Fund were to convert to having a floating NAV, that the Fund’s losses would be reflected in the Fund’s share price.

Response: In response to this comment, the Trust will revise its disclosure as follows:

If the Trustees determine that it is no longer in the best interests of the Trust and its shareholders to maintain a stable price of $1.00 per share or if the Trustees believe that maintaining such price no longer reflects a market based NAV, the Trustees have the right to change from an amortized cost basis of valuation to valuation based on market quotations. If the Fund changes from an amortized cost basis of valuation to valuation based on market quotations, the Fund’s losses would be reflected in the Fund’s share price. The Trust will notify shareholders of an applicable Fund of any such change from using an amortized cost basis of valuation to valuation based on market quotations.

Declaration of Trust

6.	Reference is made to Article III, Section 5(b)-(c) of the Declaration of Trust, Direct Claims. Please summarize the process described in (b)-(c) in the prospectus.

Response: Given that this disclosure is shared amongst the various series of the Trust, the Fund will consider revising its disclosure in response to this comment in connection with the Trust’s next annual update to its Registration Statement.

7.

Reference is made to Article III, Section 7 of the Declaration of Trust, Direct Claims. Please summarize in the prospectus and state that it does not apply to claims arising under the federal securities laws.

Response: Given that this disclosure is shared amongst the various series of the Trust, the Fund will consider revising its disclosure in response to this comment in connection with the Trust’s next annual update to its Registration Statement.

*  *  *

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann